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                              August 21, 2020

       Max Munn
       President
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed August 14,
2020
                                                            File No. 333-239892

       Dear Mr. Munn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2020 letter.

       Amended Registration Statement on Form S-1

       Capitalization, page 32

   1. Please revise the accumulated deficit line item in your table to say "retained earnings
                                                        (deficit)."
       Dilution, page 33

   2. We note your response to prior comment one; however, to the extent that you make a pro forma adjustment to
common stock and additional paid-in capital to reflect the issuance of
                                                        230,083 shares of
common stock, valued at $5.00 per share, as compensation for officers and directors of the
Company, it appears to us that pro forma retained earnings should also
 Max Munn
Applied UV, Inc.
August 21, 2020
Page 2
         be adjusted for a corresponding decrease of $1,150,415 to reflect the related compensation expense.
Underwriting, page 72

3. Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please fill in the tables on pages 72 and 73 in a pre-effective amendment to the registration statement.
Exhibit 5.1, page II-6

4.       We note that the opinion is addressed to the addressees listed on
Schedule I, which is
         currently blank. Please have counsel revise the opinion to make clear that all purchasers of the securities in the offering are entitled to rely on the opinion. For more information, refer to Section II.B.3.a.d. of Staff Legal Bulletin No. 19.
5. We note that the introductory paragraph references only the underwriting agreement.
         Please have counsel revise the first paragraph of the opinion to indicate that it is being filed in connection with the registration statement.
6. Please have counsel add a statement confirming that they have consented to the use of the their name in the registration statement.
7. Please remove the language in paragraph (c) of page 3 of the opinion stating that counsel has relied "solely on representations that [they] have received from the Company". The staff considers it inappropriate to assume any of the material facts underlying the opinion.
         Please revise to state that it is counsel's opinion that the shares of common stock have been duly authorized, validly issued and are fully paid and nonassessable. For more information, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMax Munn                                      Sincerely,
Comapany NameApplied UV, Inc.
                                                                Division of
Corporation Finance
August 21, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName